May 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins

Kevin Vaughn

Jane Park

Jeffrey Gabor

Re:	PepGen Inc.
Registration Statement on Form S-1, as amended (File No. 333-264335)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., SVB Securities LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join PepGen Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-264335) (the “Registration Statement”) to become effective as of 4:00 p.m. Eastern time, on May 5, 2022, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated May 2, 2022 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

By: BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By: SVB SECURITIES LLC

By:	/s/ Dan Dubin
Name: Dan Dubin
Title: Vice Chairman, Global Co-Head of Investment Banking

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Michael Chien
Name: Michael Chien
Title: General Counsel

[Signature Page to Acceleration Request]